Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 29, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	Myriad Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form 10
File No. 001-34275

Ladies and Gentlemen:

On behalf of Myriad Pharmaceuticals, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”) filed in connection with the spin-off of the Company from its parent company, Myriad Genetics, Inc., initially filed with the Commission on April 1, 2009 and amended on May 11, 2009. Exhibit 99.1 to Amendment No. 2 includes a revised version of the Preliminary Information Statement (the “Information Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance given by letter (the “Comment Letter”) dated May 21, 2009 from Jeffrey Riedler, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of Amendment No. 2 and one courtesy copy of this response letter to Mr. Riedler as well as to each of John Krug, Dana Hartz, and Mark Brunhofer of the Commission.

Amendment No. 1 to Form 10-12B

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 50

1.	Comment: We have read your response to comment 30. We continue to believe it is beneficial to investors to provide quantitative or qualitative disclosure that indicates the amount of your resources (both internal and external) being used on each project that is in clinical development. This information helps investors understand the impact that your research and development activities will have on future company performance. Please revise your disclosure to include the costs incurred by each project or use a different method to indicate the amount of your resources dedicated to each material project.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

Response: In response to this comment, the Company has provided the requested quantitative disclosure on page 51 of the Information Statement as well as additional qualitative disclosure on pages 55 and 56-57.

Consolidated Financial Statements

2.	Comment: Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

Response: In response to this comment, the Company has provided financial statements and financial information for the quarter ended March 31, 2009 throughout the filing.

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When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein.

We hope that the above responses and the related revisions to the Registration Statement contained in Amendment No. 2 will be acceptable to the Commission. Please do not hesitate to call Jon Kravetz or Brian Keane of this firm at (617) 542-6000 with any comments or questions regarding Amendment No. 2 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Brian P. Keane

Brian P. Keane

cc:	Securities and Exchange Commission

Mark Brunhofer

Dana Hartz

John Krug

Jeffrey Riedler

Myriad Pharmaceuticals, Inc.

Adrian N. Hobden, Ph.D.

Robert Lollini

Andrew Gibbs

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan Kravetz

Ann Margaret Eames